MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2014

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 6, 2014, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes (“consolidated interim financial statements”) thereto for the three months ended March 31, 2014. This MD&A should be read in conjunction with IAMGOLD’s annual audited consolidated financial statements and related notes for December 31, 2013 and the related MD&A included in the 2013 annual report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “First Quarter 2014 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and is available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

INDEX

About IAMGOLD	2
First Quarter 2014 Highlights	2
First Quarter 2014 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	8
Development and Expansion Projects	14
Exploration	15
Quarterly Financial Review	17
Financial Condition
Liquidity, Capital Resources and Investments	18
Market Risks	19
Shareholders’ Equity	20
Cash Flow	20
Disclosure Controls and Procedures and Internal Control over Financial Reporting	20
Critical Judgments, Estimates and Assumptions	21
Future Accounting Policies	21
Risks and Uncertainties	21
Non-GAAP Performance Measures	22

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with five operating gold mines on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

FIRST QUARTER 2014 HIGHLIGHTS

•	The Company was recently recognized by Maclean’s as one of the 50 Most Socially Responsible Corporations in Canada.

•	All-in sustaining costs[2] – gold mines[4] for the first quarter 2014 were $1,198 per ounce sold.

•	Total cash costs[2,3] – gold mines were $886 per ounce produced.

•	Continued focus on further cost reduction and sustaining savings from the 2013 cost reduction program.

•	Successful commissioning of the new processing line at Essakane during the quarter.

•	Attributable gold production, inclusive of joint venture operations, of 172,000 ounces.

•	Niobium production of 1.3 million kilograms and a niobium operating margin[2] of $20 per kilogram.

•	Rosebel enters into a five-year option agreement with Sarafina N.V. to target higher-grade, softer rock on a 10,000 hectare mining concession surrounding the Rosebel mine.

•

Subsequent to quarter-end, the Company declared a maiden resource estimate for the Pitangui Project in Brazil comprising an inferred resource of 638,000 contained ounces grading 4.88 grams of gold per tonne.

[1]

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

FIRST QUARTER 2014 SUMMARY

FINANCIAL

•

Revenues for the first quarter 2014 were $279.3 million, down $26.0 million from the same prior year period. Lower revenues were a result of lower realized gold prices ($55.7 million), partially offset by higher gold sales volumes, which excludes joint ventures, of 12,000 ounces ($17.4 million) and by higher niobium sales volume ($12.3 million).

•

Cost of sales for the first quarter 2014 was $224.3 million, up $39.9 million from the same prior year period. The increase was a result of higher operating costs ($37.4 million) and higher depreciation expense ($7.0 million), partially offset by lower royalties due to lower realized gold prices ($4.5 million). Operating costs were higher primarily due to an increase in total material mined and a greater proportion of hard rock at both Rosebel and Essakane.

•

Net earnings attributable to equity holders for the first quarter 2014 were $3.7 million or $0.01 per share, down $7.2 million from the same prior year period. The decrease was mainly related to lower revenues and higher cost of sales as discussed above and higher net losses from associates and joint ventures ($13.9 million). This was partially offset by a net reversal of marketable securities and associates impairment charges ($30.5 million), lower income taxes ($21.9 million), lower exploration expenses ($13.0 million), and lower derivative losses ($4.2 million).

•	Adjusted net earnings attributable to equity holders[1] for the first quarter 2014 were $12.2 million ($0.03 per share1), down $45.5 million ($0.12 per share) from the same prior year period.

•

Net cash from operating activities for the first quarter 2014 was $28.1 million, down $71.4 million from the same prior year period. The decrease was mainly due to lower earnings from operations and higher movements in changes in non-cash working capital items.

•

Net cash from operating activities before changes in working capital[1] for the first quarter 2014 was $64.6 million ($0.17 per share1), down $50.6 million ($0.14 per share) from the same prior year period.

•

Cash, cash equivalents and gold bullion (at market value) was $313.9 million at March 31, 2014, down $70.7 million since December 31, 2013, mainly due to capital expenditures spend ($100.2 million) partially offset by cash generated from operating activities ($28.1 million).

OPERATIONS

•

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) across IAMGOLD during the first quarter 2014 was 0.52, compared to 0.96 for the same prior year period, representing a 46% improvement.

•	The Company has been recognized as one of the 50 Most Socially Responsible Corporations in Canada on the 2014 Maclean’s/L’actualité/Sustainalytics list.

GOLD

•

Attributable gold production, inclusive of joint venture operations, for the first quarter 2014 was 172,000 ounces, down 16,000 ounces or 9% from the same prior year period. The decrease was primarily due to lower grades at Rosebel related to pit sequencing (9,000 ounces), stockpiling of Mouska ore (5,000 ounces), and lower production at Yatela following the suspension of mining activities in the third quarter 2013 (6,000 ounces). This was partially offset by higher throughput at Essakane as a result of the commissioning of the new processing line to mill a higher proportion of harder rock (3,000 ounces) and a nominal amount of pre-commercial production at Westwood (1,000 ounces).

•

In order to manage costs, an estimated 20,000 contained ounces mined from the Doyon division was stockpiled and will be processed beginning in the second quarter 2014 when larger quantities of ore are expected to be available. Approximately 7,000 of these contained ounces are from Westwood.

•

Attributable gold sales, inclusive of joint venture operations, for the first quarter 2014 was 176,000 ounces compared to attributable gold commercial production of 171,000 ounces. The variance of 5,000 ounces mainly related to timing differences of sales at Rosebel.

•

Total cash costs[1,3] – gold mines[4] for the first quarter 2014 were $886 per ounce produced, up 13% from the same prior year period. The increase was mainly due to the impact of lower grades and the increase in processing of hard rock together with inflationary cost pressures across all sites. This was partially offset by the sustained benefits from the Company’s 2013 cost reduction program.

•

All-in sustaining costs[1] – gold mines for the first quarter 2014 were $1,198 per ounce sold, down 7% from the same prior year period. The decrease is mainly a result of lower sustaining capital expenditures at Rosebel and Essakane, partially offset by the reasons indicated above for total cash costs.

•

All-in sustaining costs – total[5] for 2014 were $1,038 per ounce sold, down 15% from the same prior year period. This measure includes the impact of the Niobec mine’s operating margin[1] and its sustaining capital expenditures.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
[5]

Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table on page 8.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

NIOBIUM

•

Niobium production for the first quarter 2014 was 1.3 million kilograms, up 8% from the same prior year period. The operating margin per kilogram of niobium[1] for the first quarter 2014 increased by 25% from the same prior year period to $20 per kilogram, as the operating costs benefited from increased production levels, sustained savings from the 2013 cost reduction program, and a stronger U.S. dollar compared to the Canadian dollar.

WORKING CAPITAL

•

The Company has efforts underway to improve the non-cash components of working capital such as supplies, receivables, prepayments and stockpiles, while at the same time not posing additional risks to its operations.

SUMMARY OF FINANCIAL AND OPERATING RESULTS	Three months ended March 31,
	2014	2013
Financial Results ($ millions, except where noted)
Revenues	$279.3	$305.3
Cost of sales	$224.3	$184.4
Earnings from mining operations[1]	$55.0	$120.9

Net earnings attributable to equity holders of IAMGOLD	$3.7	$10.9
Net earnings per share ($/share)	$0.01	$0.03

Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$12.2	$57.7
Adjusted net earnings per share[1] ($/share)	$0.03	$0.15

Net cash from operating activities	$28.1	$99.5
Net cash from operating activities before changes in working capital[1]	$64.6	$115.2
Net cash from operating activities before changes in working capital[1] ($/share)	$0.17	$0.31

Key Operating Statistics
Gold sales – attributable (000s oz)	176	171
Gold commercial production – attributable (000s oz)	171	188
Gold production – attributable[2] (000s oz)	172	188

Average realized gold price[1] ($/oz)	$1,286	$1,631
Total cash costs[1,3,4] – gold mines[6] ($/oz)	$886	$787
Gold margin[1] ($/oz)	$400	$844

All–in sustaining costs[1,5] – gold mines ($/oz)	$1,198	$1,290
All–in sustaining costs – total[7] ($/oz)	$1,038	$1,223

Niobium production (millions of kg Nb)	1.3	1.2
Niobium sales (millions of kg Nb)	1.5	1.2
Operating margin[1] ($/kg Nb)	$20	$16

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	2014 balance includes Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[4]

By-product credits are included in the calculation of total cash costs. Excluding these credits increases total cash costs – gold mines by $1 and $2 per ounce for the three months ended March 31, 2014 and 2013, respectively.

[5]	By-product credits are included in the calculation of all-in sustaining costs – gold mines. Refer to non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[6]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
[7]

Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table on page 8.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

Financial Position ($ millions)	March 31, 2014	December 31, 2013
Cash, cash equivalents, and gold bullion
at market value	$313.9	$384.6
at cost	$236.8	$319.2
Total assets	$4,227.5	$4,190.4
Long-term debt	$640.6	$640.3
Available credit facilities	$750.0	$750.0

OUTLOOK

IAMGOLD Full Year Guidance	2014
Rosebel (000s oz)	330 – 350
Essakane (000s oz)	315 – 330
Doyon division[1] (000s oz)	100 – 120

Total owner-operated production (000s oz)	745 – 800
Joint ventures (000s oz)	90 – 100

Total attributable production (000s oz)	835 – 900

Total cash costs[2,3] - owner-operator ($/oz)	$790 – $830
Total cash costs - gold mines[4] ($/oz)	$825 – $875

All-in sustaining costs[2] - owner-operator ($/oz)	$1,100 – $1,200
All-in sustaining costs - gold mines ($/oz)	$1,150 – $1,250
All-in sustaining costs - total[5] ($/oz)	$1,080 – $1,185

Niobec production (millions of kg Nb)	4.7 – 5.1

Niobec operating margin[2] ($/kg Nb)	$15 – $17

The outlook is based on 2014 full year assumptions for average realized gold price of $1,300 per ounce, Canadian $/U.S.$ exchange rate of 1.05, U.S.$/€ exchange rate of 1.30 and average crude oil price of $95 per barrel.

GOLD PRODUCTION AND CASH COSTS

The Company maintains its 2014 annual attributable gold production guidance of 835,000 to 900,000 ounces. This reflects the ramp-up in production at Westwood, post expansion ramp-up at Essakane and lower production at the joint venture operations as Yatela comes close to the end of its mine life.

The Company maintains its 2014 cash cost guidance range of $825 to $875 an ounce.

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 million and 5.1 million kilograms of niobium in 2014 at an operating margin2 of between $15 and $17 a kilogram.

EFFECTIVE TAX RATE

The effective tax rate for the three months ended March 31, 2014 was 75% mainly due to equity losses from investments in joint ventures and associates. After normalizing earnings, the effective adjusted tax rate for the three months ended March 31, 2014 was 50%, which is consistent with the annual effective tax rate guidance of 50%.

[1]

Doyon division production of 100,000 to 120,000 ounces includes Westwood pre-commercial production. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	The total cash costs computation does not include Westwood pre-commercial production.
[4]

Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Westwood (after commencment of commercial production), Sadiola and Yatela on an attributable basis.

[5]	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

CAPITAL EXPENDITURES OUTLOOK1

The Company maintains its capital expenditure guidance of $400 million ± 5% in 2014 as set out below:

($ millions)	Sustaining	Development/ Expansion	Total
Owner-operator
Rosebel	$70	$30	$100
Essakane	80	25	105
Westwood	35	55	90

	185	110	295
Niobec	20	50	70
Côté Gold	—	15	15

Total owner-operator	205	175	380
Joint venture - Sadiola[2]	10	10	20

Total (±5%)	$215	$185	$400

As disclosed in the Company’s 2013 annual MD&A, depreciation expense is expected to increase in 2014 as compared to 2013 due to the commencement of commercial production at Westwood, higher amortization of previously capitalized stripping costs at Essakane, and the completion of the Essakane plant expansion. Depreciation is expected to be in the range of $225 to $235 million.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

The market price of gold, which is a variable outside of the Company’s control, is a significant driver of its financial performance. In the first quarter 2014, the gold price continued to display volatility with spot daily closings between $1,221 and $1,385 per ounce (2013: between $1,574 and $1,694 per ounce) from the London Bullion Market Association.

	Three months ended March 31,
	2014	2013
Average market gold price ($/oz)	$1,293	$1,632
Average realized gold price[3] ($/oz)	$1,286	$1,631
Closing market gold price ($/oz)	$1,292	$1,598

NIOBIUM MARKET

Niobec is one of three significant producers of ferroniobium in the world, with a market share of approximately 10% in 2013. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Demand for niobium is largely tied to the steel industry. World steel production in the first quarter 2014 was 2% higher than same prior year period due to rising production in Europe, Japan, South Korea and China. The average realized sales price was marginally higher in 2014 when compared to the prior year.

Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.

[1]	Capitalized borrowing costs are not included.
[2]	Attributable capital expenditures of $20 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.
[3]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and the corporate office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2014. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

	Three months ended March 31,
	2014	2013
Average rates
Canadian$ / U.S.$	1.1026	1.0075
U.S.$ / €	1.3703	1.3205

Closing rates
Canadian$ / U.S.$	1.1055	1.0160
U.S.$ / €	1.3777	1.2819

In 2014, the Company will have Canadian dollar requirements related to Westwood, the Côté Gold project and Niobec. In addition, the Company will continue to have Euro requirements related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2014, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to financial condition – market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.1 million barrels of fuel for the remainder of 2014. During the first quarter 2014, the oil price displayed volatility with spot daily closings between $91 and $105 per barrel.

	Three months ended March 31,
	2014	2013
Average market oil price ($/barrel)	$99	$94
Closing market oil price ($/barrel)	$102	$97

Refer to financial condition – market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2014 production levels.

	Change of	Annualized impact on Total Cash Costs[1] - Gold Mines[3] by $/oz	Annualized impact on All-in Sustaining Costs[1] - Gold Mines[3] by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$14/oz
Canadian$ / U.S.$	$ 0.10	$12/oz	$20/oz
U.S.$ / €	$ 0.10	$10/oz	$10/oz

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Gold price sensitivities relates to royalty cost arrangements of the Company, which are included in total cash costs and all-in sustaining costs.
[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

QUARTERLY UPDATES

OPERATIONS

The table below presents the total attributable ounces of gold sold and the average realized gold price per ounce.

	Attributable Gold Sales (000s oz)		Average Realized Gold Price[1] ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
Owner-operator	155	143	$1,287	$1,630
Joint ventures	21	28	$1,282	$1,638

	176	171	$1,286	$1,631

The table below presents the gold production attributable to the Company along with the weighted average total cash costs per gold ounce produced and all-in sustaining costs per gold ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1,3] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Three months ended March 31,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	80	89	$813	$717	$1,031	$1,157
Essakane (90%)	68	65	875	729	1,233	1,188
Doyon division[2] (100%)	—	5	—	988	969	—

	148	159	842	731	1,185	1,259

Joint ventures
Sadiola (41%)	19	19	1,106	1,043	1,170	1,387
Yatela (40%)	4	10	1,551	1,196	1,885	1,565

	23	29	1,175	1,094	1,291	1,450

Total commercial operations	171	188	886	787	1,198	1,290

Doyon division[2] (100%)	1	—	—	—	—	—

	172	188	886	787	1,198	1,290

Cash costs[1], excluding royalties			820	699
Royalties			66	88

Total cash costs[3]			$886	$787

All-in sustaining costs - gold mines[4,6]					1,198	1,290
Niobium contribution[5]					(160)	(67)

All-in sustaining costs - total[6]					$1,038	$1,223

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]

During the first quarter 2014, the Westwood mill was effectively shut down, except for some milling activity required for backfill operations at Westwood; however, Mouska sold 4,000 ounces from 2013 production. In the first quarter 2013, Mouska had production of 5,000 ounces and no sales. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
[5]	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
[6]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

CAPITAL EXPENDITURES1

	Three months ended March 31, 2014
($ millions)	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$16.6	$2.0	$18.6
Essakane[2]	20.9	14.4	35.3
Westwood	—	35.5	35.5

Total gold segments	37.5	51.9	89.4
Niobec	1.7	7.9	9.6
Côté Gold	—	1.2	1.2

Total capital expenditures, consolidated	39.2	61.0	100.2
Joint ventures[4]	0.3	3.5	3.8

	$39.5	$64.5	$104.0

	Three months ended March 31, 2013
($ millions)	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[3]	$36.0	$12.3	$48.3
Essakane[3]	30.5	45.6	76.1
Westwood	—	51.9	51.9

Total gold segments	66.5	109.8	176.3
Niobec	8.4	9.8	18.2
Corporate	0.2	—	0.2

Total capital expenditures, consolidated	75.1	119.6	194.7
Joint ventures[4]	7.0	7.4	14.4

	$82.1	$127.0	$209.1

[1]	Capitalized borrowing costs are not included.
[2]	On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures are $15.8 million and $18.8 million, respectively, for the three months ended March 31, 2014.
[3]	On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures are $34.2 million and $27.5 million, respectively, for the three months ended March 31, 2013.
[4]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2014	2013
Mine operating statistics
Ore mined (000s t)	3,081	2,417
Waste mined (000s t)	13,556	10,860
Total material mined (000s t)	16,637	13,277
Strip ratio[1]	4.4	4.5
Ore milled (000s t)	3,146	2,898
Head grade (g/t)	0.89	1.05
Recovery (%)	94	96
Gold production – 100% (000s oz)	84	94
Attributable gold production – 95% (000s oz)	80	89
Gold sales – 100% (000s oz)	91	83

Performance measures
Average realized gold price[2] ($/oz)	$1,286	$1,630
All-in sustaining costs[2] ($/oz)	$1,031	$1,157
Cash costs[2] excluding royalties ($/oz)	$740	$623
Royalties ($/oz)	$73	$94
Total cash costs[2] ($/oz)	$813	$717

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for the first quarter 2014 was 11% lower than the same prior year period primarily as a result of the impact of lower grades, partially offset by increased throughput. Grades in the first quarter 2014 have recovered 14% from the fourth quarter 2013, but are still lower than the same prior year period. To reduce this grade variation in the future, the Company completed an independent diagnostic review and has identified opportunities, some of which have been implemented to improve grades going forward. This was the main factor for the 14% improvement in production from the fourth quarter 2013.

Total material mined increased 25% from the same prior year period as the expanded mining fleet increased mining productivity. Despite the proportion of hard rock increasing from 19% to 37%, throughput was 9% higher than the same prior year period as the mine benefited from additional grinding capacity from the third ball mill completed in the second quarter 2013.

Gold sales for the first quarter 2014 were 10% higher compared to the same prior year period due to timing differences between production and sales.

Total cash costs per ounce produced in the first quarter 2014 were 13% higher compared to the same prior year period. The increase in total cash costs was mainly due to increased labour costs, higher fuel costs from longer hauls and higher consumables costs due to increased processing of hard rock, partially offset by lower realized power rates resulting from updated power contract terms. All-in sustaining costs per ounce sold during the first quarter 2014 were 11% lower compared to the same prior year period mainly due to lower sustaining capital expenditures and higher sales volume, partially offset by higher total cash costs.

During the first quarter 2014, sustaining capital expenditures of $16.6 million, a decrease of $19.4 million from the same prior year period, included capitalized stripping costs ($4.3 million), tailings dam raise ($2.9 million), capital spares ($2.9 million), resource development ($1.6 million), mining equipment ($1.5 million), pit optimization ($1.0 million) and various other sustaining capital ($2.4 million).

Outlook

The Company maintains the Rosebel guidance. Rosebel’s attributable production in 2014 is expected to be between 330,000 and 350,000 ounces. The Company maintains the Rosebel capital expenditure guidance for the full year 2014 of approximately $100.0 million, which includes sustaining capital of $70.0 million and expansion capital of $30.0 million.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

Burkina Faso – Essakane Mine (IAMGOLD interest — 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2014	2013
Mine operating statistics
Ore mined (000s t)	2,776	2,034
Waste mined (000s t)	9,550	8,993
Total material mined (000s t)	12,326	11,027
Strip ratio[1]	3.4	4.4
Ore milled (000s t)	2,884	2,612
Head grade (g/t)	0.89	0.93
Recovery (%)	90	92
Gold production – 100% (000s oz)	76	72
Attributable gold production – 90% (000s oz)	68	65
Gold sales – 100% (000s oz)	72	72

Performance measures
Average realized gold price[2] ($/oz)	$1,289	$1,629
All-in sustaining costs[2] ($/oz)	$1,233	$1,188
Cash costs[2] excluding royalties ($/oz)	$819	$647
Royalties ($/oz)	$56	$82
Total cash costs[2] ($/oz)	$875	$729

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Gold production for the first quarter 2014 was 6% higher than the same prior year period as a result of higher throughput from the commissioning of the new processing line, which increased the capacity for feeding a higher proportion of hard rock through the mill, partially offset by lower grades. The mill processed 25% hard rock in the first quarter 2014 compared to 8% in the same prior year period. During the first quarter 2014, stripping activities continued as part of Phase 2 of the push-back of the main pit.

Total cash costs per ounce produced in the first quarter 2014 were 20% higher compared to the same prior year period mainly due to the impact of lower grades, reduced capitalized stripping activities, higher energy prices and greater energy consumption. All-in sustaining costs per ounce sold during the first quarter 2014 were 4% higher compared to the same prior year period mainly due to higher total cash costs, partially offset by lower sustaining capital.

During the first quarter 2014, sustaining capital expenditures of $20.9 million, a decrease of $9.6 million from the same prior year period, included capitalized stripping costs ($13.4 million), capital spares ($2.8 million), resource development ($1.4 million), and various other sustaining capital expenditures ($3.3 million).

Outlook

The Company maintains the Essakane guidance. Essakane’s attributable production in 2014 is expected to be between 315,000 and 330,000 ounces. The Company maintains the Essakane capital expenditure guidance for the full year 2014 of approximately $105.0 million, which includes sustaining capital of $80.0 million and expansion capital of $25.0 million.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

	Three months ended March 31,
	2014	2013
Mouska operating statistics
Ore mined (000s t)	22	26
Ore milled (000s t)	—	16
Head grade (g/t)	—	11.62
Recovery (%)	—	92
Gold production – 100% (000s oz)	—	5
Gold sales – 100% (000s oz)	4	—

Mouska performance measures
Average realized gold price[1] ($/oz)	$1,281	$—
All-in sustaining costs[1] ($/oz)	$969	$—
Cash costs[1] excluding royalties ($/oz)	$—	$953
Royalties ($/oz)	$—	$35
Total cash costs[1] ($/oz)	$—	$988

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

	Three months ended March 31,
	2014	2013
Westwood operating statistics
Ore mined (000s t)	39	35
Ore milled (000s t)	2	—
Head grade (g/t)	10.85	—
Recovery (%)	96	—
Pre-commercial gold production – 100% (000s oz)	1	—
Pre-commercial gold sales – 100% (000s oz)	5	—

To achieve better economies of scale, ore mined at the Doyon division was stockpiled for batch processing beginning in the second quarter 2014 when larger quantities of ore are expected to be available. It is estimated that the stockpiled ore contains approximately 20,000 ounces of gold. Approximately 7,000 of these contained ounces are from Westwood. A nominal amount of ore was processed from Westwood to provide Mouska with mill tailings, which are a primary constituent of the paste backfill used in the mining process at Mouska. This resulted in pre-commercial production of 1,000 ounces in the first quarter 2014.

Mouska completed mining in April 2014 and closure activities will continue for the remainder of the year. Westwood continues to progress towards commercial production.

Gold sales in the period were the result of unsold production from the end of the prior year. Gold sales for Westwood will continue to be applied as a credit against capital expenditures until commercial production is achieved.

All-in sustaining costs are not comparable to the same prior year period as there were no sales in the first quarter 2013. Performance measures for Westwood are not presented as it is not in commercial production.

Outlook

The Company maintains the Doyon division guidance. Production at the Doyon division in 2014 is expected to range between 100,000 and 120,000 ounces, with a ramp-up of the Westwood mine to full capacity by the end of 2016. The Company maintains the Doyon division capital expenditure guidance for the full year 2014 of approximately $90.0 million, which includes sustaining capital of $35.0 million and development capital of $55.0 million.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended March 31,
	2014	2013
Mine operating statistics
Total material mined (000s t)	2,015	3,138
Ore milled (000s t)	436	438
Head grade (g/t)	1.39	1.33
Recovery (%)	93	93
Attributable gold production – (000s oz)	19	19
Attributable gold sales – (000s oz)	17	18

Performance measures
Average realized gold price[1] ($/oz)	$1,281	$1,642
All-in sustaining costs[1] ($/oz)	$1,170	$1,387
Total cash costs[1] ($/oz)	$1,106	$1,043

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Attributable gold production for the first quarter 2014 was consistent with the same prior year period with total cash costs per ounce produced 6% higher compared to the same prior year period. Increased operating costs were partially offset by lower royalties as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were 16% lower compared to the same prior year period mainly due to lower sustaining capital expenditures, partially offset by higher cash costs.

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Three months ended March 31,
	2014	2013
Mine operating statistics
Ore milled (000s t)	227	256
Head grade (g/t)	0.51	1.20
Attributable gold stacked (000s oz)	4	10
Attributable gold production (000s oz)	4	10
Attributable gold sales (000s oz)	4	10

Performance measures
Average realized gold price[1] ($/oz)	$1,286	$1,632
All-in sustaining costs[1] ($/oz)	$1,885	$1,565
Total cash costs[1] ($/oz)	$1,551	$1,196

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Attributable gold production for the first quarter 2014 was 60% lower than the same prior year period as a result of lower grades due to reprocessing of spent heap leach material, following the suspension of mining activities on September 30, 2013.

Total cash costs per ounce produced were 30% higher compared to the same prior year period, mainly as a result of lower grades. Increased operating costs were partially offset by lower royalties as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were 20% higher compared to the same prior year period due to higher total cash costs.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended March 31,
	2014	2013
Mine operating statistics
Ore mined (000s t)	596	590
Ore milled (000s t)	585	565
Grade (% Nb2 05 )	0.55	0.58
Niobium production (millions of kg Nb)	1.3	1.2
Niobium sales (millions of kg Nb)	1.5	1.2
Operating margin[1] ($/kg Nb)	$20	$16

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

Niobium production for the first quarter 2014 was 1.3 million kilograms, 8% higher than the same prior year period as a result of higher throughput and improved recoveries. Throughput was higher as a result of the successful completion of the mill optimization efforts in 2013.

Niobium revenues in the first quarter 2014 were higher than the same prior year period primarily due to higher sales volume. The operating margin in the first quarter 2014 was 25% higher compared to the same prior year period as the operating costs benefited from increased production levels, sustained savings from the 2013 cost reduction program, and a stronger U.S. dollar compared to the Canadian dollar.

In the first quarter 2014, sustaining capital expenditures were $1.7 million, which included underground development ($0.8 million), underground infrastructure ($0.6 million) and other sustaining capital ($0.3 million).

Outlook

The Company maintains the Niobec guidance. Niobec’s production for 2014 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. The Company maintains the Niobec capital expenditure guidance for the full year 2014 of $70.0 million, which include sustaining capital of $20.0 million and development capital of $50.0 million. To realize the full potential of Niobec, the Company continues to review strategic options.

DEVELOPMENT AND EXPANSION PROJECTS

	Three months ended March 31,
($ millions)	2014	2013
Rosebel	$2.0	$12.3
Essakane	14.4	45.6
Westwood	35.5	51.9
Niobec	7.9	9.8
Côté Gold project	1.2	—

	61.0	119.6
Joint venture – expansion – Sadiola sulphide project (41%)	3.5	7.4

Capitalized development and expansion expenditures	$64.5	$127.0

ROSEBEL

On January 21, 2014, the Company announced that the full expansion of Rosebel has been deferred until 2015-2016. The feasibility study related to this expansion will be published at a later time when the Company can capture any material changes in assumptions such as price, costs, grade or rock hardness that occur between now and the start of the expansion.

The 5 megawatt solar farm project started during the first quarter 2014 and will be operational and connected to Rosebel operations by the third quarter 2014 for a total budgeted cost of $14.2 million. The solar farm will ultimately be connected to the Suriname grid.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

ESSAKANE

In the first quarter 2014, the new processing line was commissioned and is in operation. Continued efforts to optimize the efficiency of the mill combined with the secondary crusher scheduled to come on stream in the second quarter 2014, is expected to drive production to a higher level in the second half of the year. The Company expects an improvement in grades as the current production phase of the pit gains access to the heart of the deposit comprising high-grade hard rock. The Company expects total ounces in 2014 to be approximately 25% higher than its 2013 production, with the production ramp up in the second half of the year.

The expectation of higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. At the same time, the Company is preparing studies to assess the feasibility of both solar power and connection to the national power grid in Ouagadougou. These projects would lead to a significant reduction in power costs and would extend the life of the mine.

WESTWOOD

In the first quarter 2014, underground development work totaled approximately 3,600 metres of lateral and vertical development and approximately 20,200 metres of underground diamond drilling. The program continues to focus on the upgrade of existing inferred mineral resources to an indicated classification and continue the definition work on the ore to be mined. A total of six rigs were utilized to cover the deposit.

NIOBEC

The 2014 underground drilling program commenced in early March with more than 1,300 metres of diamond drilling completed by quarter end. The objective of the drilling program is to expand and increase the quality of resources, and support a five-year transition strategy towards the planned expansion of the operation. As part of this strategy, the necessary authorizations were received from the government and local authorities during the quarter to perform a condemnation drilling program in the future tailings management facilities area. Research studies are also in progress to advance the classification of ore types and predictability of recovery in the plant.

JOINT VENTURE – SADIOLA SULPHIDE PROJECT

The Company is working with its joint venture partner to finalize a strategy for the project. The focus is on optimizing the economic model to generate attractive project returns.

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in eight countries located in West Africa and North and South America.

In the first quarter 2014, expenditures for exploration and project studies totaled $14.0 million, of which $9.1 million was expensed and $4.9 million was capitalized. The decrease of $14.8 million in total exploration expenditures compared to the same prior year period reflects a smaller planned exploration program primarily due to program cutbacks as part of a sustained cost reduction program. Drilling activities on projects and mine sites totaled approximately 60,400 metres.

	Three months ended March 31,
($ millions)	2014	2013
Exploration projects - greenfield	$5.9	$7.8
Exploration projects - brownfield[1]	6.5	12.2

	12.4	20.0
Côté Gold scoping, feasibility and pre-feasibility studies	1.6	7.8
Other scoping and pre-feasibility studies	—	1.0

	$14.0	$28.8

[1]

Exploration projects - brownfield for the first quarter 2014 and 2013 excludes expenditures related to joint ventures of $0.1 million and $0.8 million, respectively, and includes near-mine exploration and resource development of $3.6 million and $6.6 million, respectively.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

OUTLOOK – 2014

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.2	$38.2	$38.4
Exploration projects - brownfield[1]	17.4	11.6	29.0

	17.6	49.8	67.4

Côté Gold scoping, feasibility and pre-feasibility studies	15.6	0.3	15.9
Other scoping and pre-feasibility studies	—	4.3	4.3

	15.6	4.6	20.2

	$33.2	$54.4	$87.6

[1]	Exploration projects - brownfield exclude planned expenditures related to Sadiola of $1.0 million and include planned near-mine exploration and resource development of $17.2 million.

The 2014 resource development plan includes approximately 337,000 metres of reverse circulation and diamond drilling.

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

Over 1,200 metres of diamond drilling was completed on the Côté Gold project during the first quarter 2014. One of the aims of the 2014 drilling program is to improve the Côté Gold geological model by evaluating the controls on grade distribution within individual resource domains. An infill diamond drilling program on a 25 x 25 metre grid pattern had been planned over a select area of the deposit to achieve this goal and is scheduled for completion in the third quarter 2014. Results will be incorporated into a feasibility study that was also initiated during the quarter. Planning for the 2014 regional exploration work program progresses with the objective to evaluate and advance priority targets to a drill stage elsewhere within the 516 square kilometre exploration property.

During the first quarter 2014, the prefeasibility study was completed. A budget of $25.1 million has been approved to perform a feasibility study, which is anticipated to be completed by the first quarter 2016. Côté Gold is an attractive long-term asset that will strengthen the Company’s production pipeline.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD mine and regional exploration teams continued to conduct brownfield exploration and resource development work during the first quarter 2014 at Essakane and Rosebel.

ESSAKANE, BURKINA FASO

Just under 15,900 metres of diamond and reverse circulation drilling was completed during the quarter on the Mine Lease and surrounding mineral concessions, including over 9,000 metres of resource delineation and development drilling to upgrade existing inferred resource areas largely within the Essakane Main Zone (“EMZ”), slightly below and east of the pit design. An additional component of the 2014 drilling program will include a re-evaluation of the western flank of the EMZ host anticlinal structure where mineralized vein systems were not optimally intersected and so potentially underrepresented in historical drilling.

On the exploration concessions, follow-up drilling campaigns are in progress on the Tassiri prospect and on several new prospective areas delineated by regional aircore drilling results. More than 1,800 metres of diamond drilling and nearly 5,800 metres of reverse circulation drilling were completed during the quarter. Assay results are mainly pending and will be evaluated as received and validated.

ROSEBEL, SURINAME

Approximately 8,300 metres of diamond and reverse circulation drilling was completed on the Rosebel mine lease and surrounding exploration concessions during the first quarter 2014. A primary goal of the ongoing program is to increase the near-surface oxide and transitional rock resource inventories. Drilling was carried out on the Mamakreek satellite prospect to upgrade soft and transitional inferred resources and a resource delineation drilling program was initiated on potential near-surface strike extensions of the Rosebel deposit.

Exploration activities on the surrounding concessions were concentrated east and south of the Rosebel pit where geological mapping and geochemical infill sampling programs are in progress over several prospect areas to optimize drill targeting. A mechanical auger drilling program initiated in 2013 over projected extensions of the Rosebel district mineralized trends beneath domains of thick alluvial cover continued during the quarter.

Targeting higher-grade softer rock, the Company announced on March 6, 2014 a five-year option agreement with Surinamese company Sarafina N.V. under which IAMGOLD’s subsidiary, Rosebel Gold Mines may earn a 100% interest in Sarafina’s 10,000 hectare mining concession, located 25 kilometres from the Rosebel gold mine in Suriname. The property lies within the Unincorporated Joint Venture area that was negotiated with the Government of Suriname in 2013, and a field program was designed and initiated at the end of this quarter. Discussions continue with a view to executing similar transactions for other prospective properties with the potential for higher grade, softer rock and lower stripping ratios.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company was active on some ten early to advanced stage greenfield exploration projects during the first quarter 2014. Highlights include:

BOTO, SENEGAL

The Company’s approved 2014 exploration program for the Boto Gold project includes 14,500 metres of diamond drilling targeting the northern strike extension of the Malikoundi deposit, which currently extends for at least 300 metres beyond the currently reported resources. Approximately 1,200 metres of this total was completed during the first quarter. Results will support a scoping study currently in progress and will be incorporated into an updated resource model as merited. A 9,000 metre aircore drilling program is also in progress to evaluate several new exploration targets identified from a recently completed regional HeliTEM survey over the Boto concession area.

SIRIBAYA JOINT VENTURE, MALI

The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. A reverse circulation drilling program totaling over 5,100 metres was completed during the quarter on the Diakha prospect, located on the projected southern extension of the Boto 2-4-6 mineralized trend in adjacent Senegal. Assay results are pending. In addition, an auger drilling campaign was initiated over anomalous geochemical trends delineated elsewhere within the Siribaya property.

PITANGUI, BRAZIL

On April 9, 2014, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for its wholly-owned Pitangui project located approximately 110 kilometres northwest of Belo Horizonte, the capital city of Minas Gerais state, Brazil. The resource estimate incorporates assay results from 57 diamond drill holes totaling 19,600 metres and comprises an inferred resource of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces. The estimate is based on an underground mining scenario, a long-term gold price of $1,500 per ounce and is reported at a cut-off grade of 3.0 grams of gold per tonne.

Approximately 4,900 metres of diamond drilling was completed on the Pitangui project during the first quarter 2014. Drilling continues to confirm the presence of several parallel and complexly folded horizons of banded iron formation within the Archean Pitangui greenstone belt. To date, mineralization has been outlined for approximately 1,400 metres along strike and over 500 metres down-dip. A significant proportion of the current resource estimate is derived from one shallowly plunging mineralized horizon (“Biquinho Zone”). This horizon remains the focus of the ongoing delineation drilling program which is targeting a structurally thickened shoot to expand the current resource inventory.

MONSTER LAKE JOINT VENTURE, QUEBEC

The Monster Lake project in northwestern Quebec is held under an option to joint venture with TomaGold Corporation (“TomaGold”). Executed on November 11, 2013, the Company may earn a 50% interest in each of TomaGold’s Monster Lake, Winchester and Lac à l’eau Jaune properties in northwestern Quebec by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five years.

Over 2,100 metres of diamond drilling was completed on the Monster Lake project during the first quarter 2014 and assay results are pending. The principal objective of the drilling campaign is to explore the potential limits of the 325-Mégane Zone, a significant gold bearing structure hosting mineralized quartz vein arrays and characterized by silica – albite ± carbonate hydrothermal alteration. A high resolution airborne magnetic survey was also carried out during the quarter to aid exploration drill targeting on other structurally-hosted gold prospects identified within the project area.

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2014	2013				2012[1]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$279.3	$247.2	$293.5	$301.1	$305.3	$398.6	$336.2	$364.5

Net earnings (losses)	$4.7	$(880.1)	$27.5	$(25.3)	$17.3	$94.6	$86.7	$60.9
Net earnings (losses) attributable to equity holders of IAMGOLD	$3.7	$(840.3)	$25.3	$(28.4)	$10.9	$84.6	$78.0	$52.9

Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14
Diluted earnings (losses) attributable to equity holders of
IAMGOLD per share ($/share)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21	$0.14

[1]	The revenues for 2012 have been adjusted to reflect the equity method of accounting for joint ventures, Sadiola and Yatela.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

FINANCIAL CONDITION

LIQUIDITY, CAPITAL RESOURCES AND INVESTMENTS

At March 31, 2014, the Company had $313.9 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion		March 31, 2014	December 31, 2013
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the period	($/oz)	$1,292	$1,205
Market value, end of the period	($ millions)	$174.0	$162.3

Working capital1 as at March 31, 2014 was $407.5 million, down $113.8 million compared to December 31, 2013 due to lower current assets ($108.9 million) and higher current liabilities ($4.9 million).

Current assets were down compared to December 31, 2013 mainly due to less cash and cash equivalents of $82.4 million resulting from capital expenditures spend ($100.2 million) and loans provided to related parties ($3.6 million), partially offset by cash generated from operating activities ($28.1 million).

Working Capital		March 31, 2014	December 31, 2013
Working capital[1]	($ millions)	$407.5	$521.3
Current working capital ratio[2]		2.9	3.4

[1]	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

As at March 31, 2014, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At March 31, 2014, the Company has committed $62.6 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facilities. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms could be affected by many factors, including but not limited to general market conditions and then prevailing metals prices.

CONTRACTUAL OBLIGATIONS

Contractual obligations as at March 31, 2014 were $1,072.8 million and included contractual cash flows on senior unsecured notes and capital. These obligations will be met through available cash resources and net cash from operating activities.

The Company holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risks section.

MARKETABLE SECURITIES

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. In the first quarter 2014, the Company reviewed its marketable securities for objective evidence of impairment and determined that impairment charges of $0.3 million were required.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) from associates and joint ventures are included in the consolidated statement of earnings as share of net earnings (losses) from investments in associates and joint ventures (net of income taxes).

In the first quarter 2014, the Company reviewed its investments in associates for objective evidence of impairment and determined that an impairment reversal of $3.4 million was required for Galane Gold Ltd as a result of the significant increase in the market value of the shares. The Company has no ability to control these investments, therefore, the Company is not permitted to utilize an alternate valuation method.

For investments in joint ventures, if the Company is made aware of significant events or transactions that were not reflected in the Company’s share of earnings (losses) from its joint ventures, adjustments are made to the consolidated interim financial statements.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

MARKET RISKS

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

In the first quarter 2014, the Company entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, oil and aluminum.

At March 31, 2014, the Company’s outstanding derivative contracts were as follows:

Contracts	2014	2015	2016

Foreign Currency
Canadian dollar contracts (millions of Canadian$)	239	135	—
Contract rate range (U.S.$/Canadian$)	0.8959 – 0.9804	0.8968 – 0.9070	—
Hedge ratio[1]	68%	29%	—
Euro revenue contracts (millions of €)	23	—	—
Contract rate range (U.S.$/€)	1.3600 –1.3876	—	—
Hedge ratio[1]	65%	—	—
Commodities
Crude oil contracts (barrels)	—	600,000	—
Contract price range ($/barrel of crude oil)	—	$79 – $ 95	—
Hedge ratio[1]	—	41%	—
Aluminum contracts (metric tonnes)	1,800	1,500	600
Contract rate range ($/tonne)	$1,900 – $2,150	$1,730 – $1,985	$1,837 – $2,050
Hedge ratio[1]	54%	34%	12%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at Niobec, Rosebel, Essakane and Westwood and corporate costs. In addition, the Company has a strategy to hedge its exposure to the Euro resulting from forecasted foreign-denominated sales of ferroniobium produced by the Niobec mine.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments, refer to the risks and uncertainties section of the MD&A.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	March 31, 2014	May 5, 2014
Shares	376.7	376.8
Share options	6.6	6.5

CASH FLOW

	Three months ended March 31,
($ millions)	2014	2013
Net cash from (used in):
Operating activities	$28.1	$99.5
Investing activities	(104.3)	(201.2)
Financing activities	(1.7)	(49.3)
Effects of exchange rate fluctuation on cash and cash equivalents	(4.5)	1.7

Decrease in cash and cash equivalents	(82.4)	(149.3)
Cash and cash equivalents, beginning of the period	222.3	797.3

Cash and cash equivalents, end of the period	$139.9	$648.0

OPERATING ACTIVITIES

Net cash from operating activities for the first quarter 2014 was $28.1 million, down $71.4 million from the same prior year period. The decrease was mainly due to lower net earnings ($12.6 million), lower adjustment for income taxes ($21.9 million), a net reversal of marketable securities and associates impairment charges ($30.5 million), and higher changes in non-cash working capital items ($20.8 million). This was partially offset by lower net earnings from investments in associates and joint ventures ($13.9 million).

INVESTING ACTIVITIES

Net cash used in investing activities in the first quarter 2014 was lower than the same prior year period by $96.9 million mainly due to lower capital expenditures ($95.7 million).

FINANCING ACTIVITIES

Net cash used in financing activities in the first quarter 2014 was lower than the same prior year period by $47.6 million mainly due to the dividends paid in the first quarter 2013 ($48.6 million).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2013 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2013 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as at December 31, 2013 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting and that the internal controls were effective as at December 31, 2013.

There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2014.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s are reflected in note 3(s) of the Company’s consolidated financial statements for the year ended December 31, 2013.

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements for the three months ended March 31, 2014.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

EARNINGS FROM MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended March 31,
($ millions)	2014	2013
Revenues	$279.3	$305.3
Cost of sales	224.3	184.4

Earnings from mining operations	$55.0	$120.9

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended March 31,
($/oz of gold)	2014	2013
Average realized gold price[1]	$1,286	$1,631
Total cash costs - gold mines[2,3]	886	787

Gold margin	$400	$844

[1]	Refer to page 23 for calculation.
[2]	Refer to page 25 for calculation.
[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period for gold sales after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2014	2013
Revenues	$279.3	$305.3
Niobium revenues	(62.0)	(49.7)
Royalty revenues	(2.4)	(2.3)
By-product credits	(0.2)	(0.3)

Gold revenue – owner-operator	214.7	253.0
Gold sales – owner-operator (000s oz)	167.0	155.0

Average realized gold price per ounce[1] – owner-operator ($/oz)	$1,287	$1,630

Gold revenue – joint venture mines	26.7	45.0

Gold sales – joint venture mines (000s oz)	21	28

Average realized gold price per ounce[1] – joint venture mines ($/oz)	$1,282	$1,638

Average realized gold price per ounce[1] – gold mines[2] ($/oz)	$1,286	$1,631

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital:

	Three months ended March 31,
($ millions, except where noted)	2014	2013
Net cash from operating activities per consolidated interim financial statements	$28.1	$99.5
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	13.7	(7.5)
Inventories and non-current ore stockpiles	(7.3)	27.1
Accounts payable and accrued liabilities	30.1	(3.9)

Net cash from operating activities before changes in working capital	$64.6	$115.2
Basic weighted average number of common shares outstanding (millions)	376.7	376.6

Net cash from operating activities before changes in working capital per share ($/share)	$0.17	$0.31

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such impairment or impairment reversals of investments in associates and marketable securities, write-down of assets, gains or losses on sales of assets including marketable securities, unrealized derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings before income taxes of IAMGOLD as per the consolidated statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2014	2013
Earnings before income taxes and non-controlling interests	$18.8	$53.3

Adjusted items:
Changes in estimates of asset retirement obligations at closed sites	4.2	(2.3)
Unrealized derivative losses	2.1	12.0
Write down of assets	1.9	—
Restructuring and other charges	2.2	—
Interest expense on senior unsecured notes	0.3	7.7
Foreign exchange losses	0.2	1.6
(Gains) losses on sale of assets	(0.3)	0.3
(Impairment reversal) impairment of investments	(3.1)	27.4

	7.5	46.7

Adjusted earnings before income taxes and non-controlling interests	26.3	100.0
Income taxes	(14.1)	(36.0)
Tax impact of adjusted items	1.0	0.1
Non-controlling interest	(1.0)	(6.4)

Adjusted net earnings attributable to equity holders of IAMGOLD	$12.2	$57.7

Basic weighted average number of common shares outstanding (millions)	376.7	376.6

Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.03	$0.15

Effective adjusted tax rate (%)	50%	36%

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

TOTAL CASH COSTS

The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations.

These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2014	2013
Cost of sales[1], excluding depreciation expense	$178.9	$146.0
Less: cost of sales for non-gold segments[2] , excluding depreciation expense	32.2	31.4

Cost of sales for gold segments, excluding depreciation expense	146.7	114.6
Adjust for:
By-product credit (excluded from cost of sales)	(0.2)	(0.3)
Stock movement	(7.6)	14.8
Other mining costs	(4.1)	(4.2)
Cost attributed to non-controlling interests[3]	(10.0)	(8.6)

	(21.9)	1.7

Total cash costs – owner-operator mines	124.8	116.3
Attributable commercial gold production[4] – owner-operator mines (000s oz)	148	159

Total cash costs[5] – owner-operator mines ($/oz)	$842	$731

Total cash costs – joint venture mines	26.7	31.9
Attributable gold production – joint venture mines (000s oz)	23	29

Total cash costs[5] – joint venture mines ($/oz)	$1,175	$1,094

Total cash costs[5] – gold mines[6]	151.5	148.2
Total attributable gold commercial production[4] (000s oz)	171	188

Total cash costs[5] – gold mines ($/oz)	$886	$787

[1]	As per note 24 of the Company’s consolidated interim financial statements.
[2]	Non-gold segments consist of Niobium, Exploration and evaluation and Corporate.
[3]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
[4]	Gold commercial production does not include Westwood pre-commercial ounces of 1,000 ounces for the three months ended March 31, 2014.
[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[6]	Gold mines, as used with total cash costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela, on an attributable basis.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of the unit operating margin per kilogram of niobium for the Niobec mine to revenues and cost of sales as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2014	2013
Revenues from the Niobec mine[1]	$62.0	$49.7
Cost of sales from the Niobec mine, excluding depreciation expense[1]	(31.6)	(30.1)
Other items	(0.5)	0.3

Operating margin	$29.9	$19.9

Sales volume (millions of kg Nb)	1.5	1.2

Operating margin[2] ($/kg Nb)	$20	$16

[1]	Refer to note 24 of the consolidated interim financial statements.
[2]	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.

ALL-IN SUSTAINING COSTS

The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, by-product credits, corporate general and administrative costs, sustaining exploration and evaluation expenses and environmental rehabilitation accretion and depreciation.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane and Mouska), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines and the niobium contribution). The niobium contribution consists of the Niobec mine’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

[1]	Refer to unit operating margin per kilogram of niobium for the Niobec mine section.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014

	Three months ended March 31,
($ millions, attributable, except where noted)	2014	2013
AISC – owner-operator mines
Cost of sales[1], excluding depreciation expense	$136.2	$106.2
Sustaining capital expenditures[1]	34.6	61.6
By-product credit, excluded from cost of sales	(0.2)	(0.3)
Corporate general and administrative costs	11.1	12.1
Realized (gains) losses on derivatives	0.1	(0.1)
Environmental rehabilitation accretion and depreciation	2.0	1.5

	183.8	181.0

AISC – joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	26.4	31.7
Adjustments to cost of sales[2] – joint venture mines	0.4	8.1

	26.8	39.8

AISC – gold mines	$210.6	$220.8

AISC contribution – niobium
Sustaining capital expenditures – niobium[1]	1.7	8.4
Less: Operating margin, excluding depreciation – niobium	(29.9)	(19.9)

	(28.2)	(11.5)

AISC – total	$182.4	$209.3

Attributable gold sales – owner-operator (000s oz)	155	143
AISC – owner-operator[3] ($/oz)	$1,185	$1,259
AISC – owner-operator, excluding by-product credit[3] ($/oz)	$1,187	$1,261

Attributable gold sales – gold mines (000s oz)	176	171
AISC – gold mines[3,4] ($/oz)	$1,198	$1,290
AISC – gold mines, excluding by-product credit[3] ($/oz)	$1,199	$1,292
Impact of niobium contribution[3] ($/oz)	$(160)	$(67)

AISC – total[3] ($/oz)	$1,038	$1,223
AISC – total, excluding by-product credit[3] ($/oz)	$1,039	$1,225

[1]

Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 24 of the consolidated interim financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 9 for 2014 sustaining capital expenditures at 100% basis.

[2]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[3]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.
[4]	Gold mines consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

FIRST QUARTER MANAGEMENT’S DISCUSSION & ANALYSIS – MARCH 31, 2014